RECORDING REQUESTED BY AND
WHEN RECORDED MAIL TO:

Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, New York 10019
Attention: Michael Peskowitz, Esq.

MAGUIRE PROPERTIES – IRVINE MV CAMPUS, LLC, as Borrower

(Borrower)

to

COMMONWEALTH LAND TITLE INSURANCE COMPANY, as Trustee

(Trustee)

for the benefit of

COLUMN FINANCIAL, INC., as Lender

(Lender)

DEED OF TRUST AND SECURITY AGREEMENT

Dated:	**As of November 22, 2004**
Location:	**Main Street and Von Karman Avenue** **Irvine, California**
County:	**Orange**

DEED OF TRUST AND SECURITY AGREEMENT

THIS DEED OF TRUST AND SECURITY AGREEMENT (this "Security Instrument") is made as of this 22nd day of November, 2004, by **MAGUIRE PROPERTIES-IRVINE MV CAMPUS, LLC**, a Delaware limited liability company, having an address at 333 South Grand Avenue, Los Angeles, California 90071, as grantor ("Borrower") to **COMMONWEALTH LAND TITLE INSURANCE COMPANY**, a Pennsylvania corporation, the trustee hereunder, having its mailing address at 888 West 6th Street, 4th floor, Los Angeles, California 90017 ("Trustee") for the benefit of **COLUMN FINANCIAL, INC.**, a Delaware corporation, having an address at 11 Madison Avenue, New York, New York 10010, as beneficiary ("Lender").

W I T N E S S E T H:

WHEREAS, this Security Instrument is given to secure a loan (the "Loan") in the principal sum of One Hundred Six Million And No/100 Dollars ($106,000,000.00) advanced pursuant to that certain Loan Agreement, dated as of the date hereof, between Borrower and Lender (as the same may be amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time, the "Loan Agreement") and evidenced by that certain Promissory Note, dated the date hereof, made by Borrower in favor of Lender (as the same may be amended, consolidated, severed, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time, the "Note");

WHEREAS, Borrower desires to secure the payment of the Debt and the performance of all of its obligations under the Note, the Loan Agreement and the other Loan Documents (as herein defined); and

WHEREAS, this Security Instrument is given pursuant to the Loan Agreement, and payment, fulfillment, and performance by Borrower of its obligations thereunder and under the other Loan Documents are secured hereby, and each and every term and provision of the Loan Agreement, the Note, and that certain Assignment of Leases and Rents of even date herewith made by Borrower in favor of Lender delivered in connection with this Security Instrument (as the same may be amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time, the "Assignment of Leases"), including the rights, remedies, obligations, covenants, conditions, agreements, indemnities, representations and warranties of the parties therein, are hereby incorporated by reference herein as though set forth in full and shall be considered a part of this Security Instrument (the Loan Agreement, the Note, this Security Instrument, the Assignment of Leases and Rents and all other documents evidencing or securing the Debt or executed or delivered in connection therewith, are hereinafter referred to collectively as the "Loan Documents").

NOW THEREFORE, in consideration of the making of the Loan by Lender and the covenants, agreements, representations and warranties set forth in this Security Instrument:

ARTICLE 1
GRANTS OF SECURITY

SECTION 1.1 Property Mortgaged. Borrower does hereby grant a security interest in and irrevocably mortgage, grant, bargain, sell, pledge, assign, warrant, transfer, convey and set over to Trustee IN TRUST, WITH POWER OF SALE for the benefit and security of Lender and its successors and assigns the following property, rights, interests and estates now owned, or hereafter acquired by Borrower (collectively, the "Property"):

(a) Land. The real property known as Washington Mutual Irvine Campus – Office Complex, located at Main Street and Von Karman Avenue, Irvine, Orange County, California 92614, as is more particularly described in Exhibit A attached hereto and made a part hereof (the "Land");

(b) Additional Land. All additional lands, estates and development rights hereafter acquired by Borrower for use in connection with the Land and the development of the Land and all additional lands and estates therein which may, from time to time, by supplemental mortgage or otherwise, be expressly made subject to the lien of this Security Instrument;

(c) Improvements. The buildings, structures, fixtures, additions, enlargements, extensions, modifications, repairs, replacements and improvements now or hereafter erected or located on the Land (collectively, the "Improvements");

(d) Easements. All easements, rights-of-way or use, rights, strips and gores of land, streets, ways, alleys, passages, sewer rights, water, water courses, water rights and powers, air rights and development rights, and all estates, rights, titles, interests, privileges, liberties, servitudes, tenements, hereditaments and appurtenances of any nature whatsoever, in any way now or hereafter belonging, relating or pertaining to the Land and the Improvements and the reversions and remainders, and all land lying in the bed of any street, road or avenue, opened or proposed, in front of or adjoining the Land, to the center line thereof and all the estates, rights, titles, interests, rights of dower, rights of curtesy, property, possession, claim and demand whatsoever, both at law and in equity, of Borrower of, in and to the Land and the Improvements and every part and parcel thereof, with the appurtenances thereto;

(e) Declaration of Easements. All of the rights of Borrower pursuant to that certain Declaration of Easements, Covenants, Conditions and Restrictions made by Maguire Properties, L.P., as declarant, affecting the Property and certain adjacent property referred to therein as "Parcel E", including but not limited to the right to purchase a portion of said Parcel E set forth in Article 16 thereof;

(f) Equipment. All "equipment," as such term is defined in Article 9 of the Uniform Commercial Code (hereinafter defined), now owned or hereafter acquired by Borrower, which is used at or in connection with the Improvements or the Land or is located thereon or therein (including, but not limited to, all machinery, equipment, furnishings, and electronic data-processing and other office equipment now owned or hereafter acquired by Borrower and any and all additions, substitutions and replacements of any of the foregoing), together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto

2

(collectively, the "Equipment"). Notwithstanding the foregoing, Equipment shall not include any property belonging to tenants under Leases (hereinafter defined) except to the extent that Borrower shall have any right or interest therein;

(g)   Fixtures. All Equipment now owned, or the ownership of which is hereafter acquired, by Borrower which is so related to the Land and Improvements forming part of the Property that it is deemed fixtures or real property under the law of the particular state in which the Equipment is located, including, without limitation, all building or construction materials intended for construction, reconstruction, alteration or repair of or installation on the Property, construction equipment, appliances, machinery, plant equipment, fittings, apparatuses, fixtures and other items now or hereafter attached to, installed in or used in connection with (temporarily or permanently) any of the Improvements or the Land, including, but not limited to, engines, devices for the operation of pumps, pipes, plumbing, call and sprinkler systems, fire extinguishing apparatuses and equipment, heating, ventilating, incinerating, electrical, air conditioning and air cooling equipment and systems, gas and electric machinery, appurtenances and equipment, pollution control equipment, security systems, disposals, dishwashers, refrigerators and ranges, recreational equipment and facilities of all kinds, and water, gas, electrical, storm and sanitary sewer facilities, utility lines and equipment (whether owned individually or jointly with others, and, if owned jointly, to the extent of Borrower's interest therein) and all other utilities whether or not situated in easements, all water tanks, water supply, water power sites, fuel stations, fuel tanks, fuel supply, and all other structures, together with all accessions, appurtenances, additions, replacements, betterments and substitutions for any of the foregoing and the proceeds thereof (collectively, the "Fixtures"). Notwithstanding the foregoing, "Fixtures" shall not include any property which tenants are entitled to remove pursuant to Leases, except to the extent that Borrower shall have any right or interest therein;

(h)   Personal Property. All furniture, furnishings, objects of art, machinery, goods, inventory, tools, supplies, appliances, general intangibles (including, without limitation, payment intangibles), contract rights, accounts, accounts receivable, franchises, licenses, certificates and permits, and all other personal property of any kind or character whatsoever as defined in and subject to the provisions of the Uniform Commercial Code, whether tangible or intangible, other than Fixtures, which are now or hereafter owned by Borrower and which are located within or about the Land and the Improvements, together with all accessories, replacements and substitutions thereto or therefor and the proceeds thereof (collectively, the "Personal Property"), and the right, title and interest of Borrower in and to any of the Personal Property which may be subject to any security interests, as defined in the Uniform Commercial Code, as adopted and enacted by the state or states where any of the Property is located (the "Uniform Commercial Code"), superior in lien to the lien of this Security Instrument and all proceeds and products of the above;

(i)   Leases and Rents. All leases, subleases or subsubleases, lettings, licenses, concessions or other agreements (whether written or oral and whether now or hereinafter in effect) pursuant to which any Person is granted a possessory interest in, or right to use or occupy all or any portion of the Land and the Improvements, and every modification, amendment or other agreement relating to such leases, subleases, subsubleases, lettings, licenses, concessions or other agreements entered into in connection with such leases, subleases, subsubleases, lettings, licenses, concessions or other agreements and every guarantee of the performance and observance of the covenants, conditions and agreements to be performed and observed by the other party thereto, heretofore or hereafter entered into (collectively, the "Leases"), whether before or after the filing by or against Borrower of any petition for relief under 11 U.S.C. §101 et seq., as the same may be amended from time to time (the "Bankruptcy Code") and all right, title and interest of Borrower, its successors and assigns therein and thereunder, including, without limitation, letter-of-credit rights, cash or securities deposited thereunder to secure the performance by the lessees of their obligations thereunder and all rents, additional rents, revenues, issues and profits (including timber to be cut, all oil and gas or other mineral royalties and bonuses) from the Land and the Improvements whether paid or accruing before or after the filing by or against Borrower of any petition for relief under the Bankruptcy Code (collectively, the "Rents") and all proceeds from the sale or other disposition of the Leases and the right to receive and apply the Rents to the payment of the Debt;

(j) _Condemnation Awards_. All Awards which may heretofore and hereafter be made with respect to the Property, whether from the exercise of the right of eminent domain (including, but not limited to, any transfer made in lieu of or in anticipation of the exercise of the right), or for a change of grade, or for any other injury to or decrease in the value of the Property;

(k) _Insurance Proceeds_. All Insurance Proceeds in respect of the Property under any Policies covering the Property, including, without limitation, the right to receive and apply the proceeds of any Policies, judgments, or settlements made in lieu thereof, in connection with a Casualty to the Property;

(l) _Tax Certiorari_. All refunds, rebates or credits in connection with reduction in Taxes or Other Charges charged against the Property;

(m) _Conversion_. All proceeds of the conversion, voluntary or involuntary, of any of the foregoing including, without limitation, Insurance Proceeds and Awards, into cash or liquidation claims;

(n) _Rights_. The right, in the name and on behalf of Borrower, to appear in and defend any action or proceeding brought with respect to the Property and to commence any action or proceeding to protect the interest of Lender in the Property;

(o) _Agreements_. All agreements, contracts, certificates, instruments, franchises, permits, licenses, plans, specifications and other documents, now or hereafter entered into, and all rights therein and thereto, respecting or pertaining to the use, occupation, construction, management or operation of the Land and any part thereof and any Improvements or any business or activity conducted on the Land and any part thereof and all right, title and interest of Borrower therein and thereunder, including, without limitation, the right, upon the happening of any default hereunder, to receive and collect any sums payable to Borrower thereunder;

(p) _Trademarks_. All tradenames, trademarks, servicemarks, logos, copyrights, goodwill, books and records and all other general intangibles relating to or used in connection with the operation of the Property;

(q)   Accounts. All reserves, escrows and deposit accounts maintained by Borrower with respect to the Property, including, without limitation, all accounts established or maintained pursuant to (i) the Cash Management Agreement and (ii) the Controlled Account Agreement and the Lockbox Bank Instruction Letter from Borrower to Lockbox Bank; together with all deposits or wire transfers made to such accounts and all cash, checks, drafts, certificates, securities, investment property, financial assets, instruments and other property held therein from time to time and all proceeds, products, distributions or dividends or substitutions thereon and thereof;

(r)   Other Rights. Any and all other rights of Borrower in and to the items set forth in Subsections (a) through (q) above.

AND without limiting any of the other provisions of this Security Instrument, to the extent permitted by applicable law, Borrower expressly grants to Lender, as secured party, a security interest in the portion of the Property which is or may be subject to the provisions of the Uniform Commercial Code which are applicable to secured transactions; it being understood and agreed that the Improvements and Fixtures are part and parcel of the Land (the Land, the Improvements and the Fixtures collectively referred to as the "Real Property") appropriated to the use thereof and, whether affixed or annexed to the Real Property or not, shall for the purposes of this Security Instrument be deemed conclusively to be real estate and mortgaged hereby.

SECTION 1.2 Assignment of Rents. Borrower hereby absolutely and unconditionally assigns to Lender all of Borrower's right, title and interest in and to all current and future Leases and Rents; it being intended by Borrower that this assignment constitutes a present, absolute assignment and not an assignment for additional security only. Nevertheless, subject to the terms of the Assignment of Leases, the Cash Management Agreement and Section 7.1(h) of this Security Instrument, Lender grants to Borrower a revocable license to collect, receive, use and enjoy the Rents and Borrower shall hold the Rents, or a portion thereof sufficient to discharge all current sums due on the Debt, for use in the payment of such sums.

SECTION 1.3 Security Agreement. This Security Instrument is both a real property mortgage or deed of trust and a "security agreement" within the meaning of the Uniform Commercial Code. The Property includes both real and personal property and all other rights and interests, whether tangible or intangible in nature, of Borrower in the Property. By executing and delivering this Security Instrument, Borrower hereby grants to Lender and Trustee, as security for the Obligations (hereinafter defined), a security interest in the Fixtures, the Equipment and the Personal Property to the full extent that the Fixtures, the Equipment and the Personal Property may be subject to the Uniform Commercial Code (said portion of the Property so subject to the Uniform Commercial Code being called the "Collateral"). If an Event of Default shall occur and be continuing, Lender or Trustee, in addition to any other rights and remedies which it may have, shall have and may exercise immediately and without demand, any and all rights and remedies granted to a secured party upon default under the Uniform Commercial Code, including, without limiting the generality of the foregoing, the right to take possession of the Collateral or any part thereof, and to take such other measures as Lender may deem necessary for the care, protection and preservation of the Collateral. Upon request or demand of Lender or Trustee after the occurrence and during the continuance of an Event of

Default, Borrower shall, at its expense, assemble the Collateral and make it available to Lender or Trustee at a convenient place (at the Land if tangible property) reasonably acceptable to Lender. Borrower shall pay to Lender on demand any and all expenses, including reasonable legal expenses and attorneys' fees, incurred or paid by Lender or Trustee in protecting its interest in the Collateral and in enforcing its rights hereunder with respect to the Collateral after the occurrence and during the continuance of an Event of Default. Any notice of sale, disposition or other intended action by Lender with respect to the Collateral sent to Borrower in accordance with the provisions hereof at least ten (10) Business Days prior to such action, shall, except as otherwise provided by applicable law, constitute reasonable notice to Borrower. The proceeds of any disposition of the Collateral, or any part thereof, may, except as otherwise required by applicable law, be applied by Lender to the payment of the Debt in such priority and proportions as Lender in its discretion shall deem proper. Borrower's (debtor's) principal place of business is as set forth on page one hereof and the address of Lender (secured party) is as set forth on page one hereof.

SECTION 1.4 <u>Fixture Filing</u>. Certain of the Property is or will become "fixtures" (as that term is defined in the Uniform Commercial Code) on the Land, and this Security Instrument, upon being filed for record in the real estate records of the city or county wherein such fixtures are situated, shall operate also as a financing statement filed as a fixture filing in accordance with the applicable provisions of said Uniform Commercial Code upon such of the Property that is or may become fixtures.

SECTION 1.5 <u>Pledges of Monies Held</u>. Borrower hereby pledges to Lender any and all monies now or hereafter held by Lender or on behalf of Lender, including, without limitation, any sums deposited in the Lockbox Account, the Cash Management Account, the Reserve Funds and Net Proceeds, as additional security for the Obligations until expended or applied as provided in this Security Instrument.

CONDITIONS TO GRANT

TO HAVE AND TO HOLD the above granted and described Property and TO WARRANT AND DEFEND the title to the Property unto the Trustee and to his or her successors and assigns for the benefit of Lender and its successors and assigns, forever;

IN TRUST WITH POWER OF SALE, to secure the payment to Lender of the Debt at the time and in the manner provided for in the Note, the Loan Agreement and in this Security Instrument;

PROVIDED, HOWEVER, these presents are upon the express condition that, if Borrower shall well and truly pay to Lender the Debt at the time and in the manner provided in the Note, the Loan Agreement and this Security Instrument, shall well and truly perform the Other Obligations (hereafter defined) as set forth in this Security Instrument and shall well and truly abide by and comply with each and every covenant and condition set forth herein and in the Note, the Loan Agreement and the other Loan Documents, these presents and the estate hereby granted shall cease, terminate and be void; provided, however, that Borrower's obligation to indemnify and hold harmless Lender and Trustee pursuant to the provisions hereof shall survive any such payment or release.

ARTICLE 2
DEBT AND OBLIGATIONS SECURED

SECTION 2.1 Debt. This Security Instrument and the grants, assignments and transfers made in Article 1 are given for the purpose of securing the Debt.

SECTION 2.2 Other Obligations. This Security Instrument and the grants, assignments and transfers made in Article 1 are also given for the purpose of securing the following (collectively, the "Other Obligations"):

(a) the performance of all other obligations of Borrower contained herein;

(b) the performance of each obligation of Borrower contained in the Loan Agreement and any other Loan Document; and

(c) the performance of each obligation of Borrower contained in any renewal, extension, amendment, modification, consolidation, change of, or substitution or replacement for, all or any part of the Note, the Loan Agreement or any other Loan Document.

SECTION 2.3 Debt and Other Obligations. Borrower's obligations for the payment of the Debt and the performance of the Other Obligations shall be referred to collectively herein as the "Obligations."

ARTICLE 3
BORROWER COVENANTS

Borrower covenants and agrees that:

SECTION 3.1 Payment of Debt. Borrower will pay the Debt at the time and in the manner provided in the Loan Agreement, the Note and this Security Instrument.

SECTION 3.2 Incorporation by Reference. All the covenants, conditions and agreements contained in (a) the Loan Agreement, (b) the Note and (c) all and any of the other Loan Documents, are hereby made a part of this Security Instrument to the same extent and with the same force as if fully set forth herein.

SECTION 3.3 Insurance. Borrower shall obtain and maintain, or cause to be maintained, in full force and effect at all times insurance with respect to Borrower and the Property as required pursuant to the Loan Agreement.

SECTION 3.4 Maintenance of Property. Borrower shall cause the Property to be maintained in a good and safe condition and repair. The Improvements, the Fixtures, the Equipment and the Personal Property shall not be removed, demolished or materially altered (except for normal replacement of the Fixtures, the Equipment, the Personal Property, or tenant finish and refurbishment of the Improvements) without the consent of Lender or as otherwise permitted pursuant to the Loan Agreement. Borrower shall promptly repair, replace or rebuild any part of the Property which may be destroyed by any Casualty or become damaged, worn or dilapidated or which may be affected by any Condemnation, and shall complete and pay for any structure at any time in the process of construction or repair on the Land.

SECTION 3.5 Waste. Borrower shall not commit or suffer any waste of the Property or make any change in the use of the Property which will in any way materially increase the risk of fire or other hazard arising out of the operation of the Property, or take any action that might invalidate or allow the cancellation of any Policy, or do or permit to be done thereon anything that may in any way materially impair the value of the Property or the security of this Security Instrument. Borrower will not, without the prior written consent of Lender, permit any drilling or exploration for or extraction, removal, or production of any minerals from the surface or the subsurface of the Land, regardless of the depth thereof or the method of mining or extraction thereof.

SECTION 3.6 Payment for Labor and Materials. (a) Subject to Section 3.6(b) hereof, Borrower will promptly pay when due all bills and costs for labor, materials, and specifically fabricated materials ("Labor and Material Costs") incurred in connection with the Property and never permit to exist beyond the due date thereof in respect of the Property or any part thereof any Lien or security interest, even though inferior to the Liens and the security interests hereof, and in any event never permit to be created or exist in respect of the Property or any part thereof any other or additional Lien or security interest other than the Liens or security interests hereof except for the Permitted Encumbrances.

(b)   After prior written notice to Lender, Borrower, at its own expense, may contest by appropriate legal proceeding, promptly initiated and conducted in good faith and with due diligence, the amount or validity or application in whole or in part of any of the Labor and Material Costs, provided that (i) no Event of Default has occurred and is continuing under the Loan Agreement, the Note, this Security Instrument or any of the other Loan Documents, (ii) Borrower is permitted to do so under the provisions of any other mortgage, deed of trust or deed to secure debt affecting the Property, (iii) such proceeding shall suspend the collection of the Labor and Material Costs from Borrower and from the Property or Borrower shall have paid all of the Labor and Material Costs under protest, (iv) such proceeding shall be permitted under and be conducted in accordance with the provisions of any other instrument to which Borrower is subject and shall not constitute a default thereunder, (v) neither the Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, canceled or lost, and (vi) Borrower shall have furnished the security as may be required in the proceeding, or as may be reasonably requested by Lender, to insure the payment of any contested Labor and Material Costs, together with all interest and penalties thereon.

SECTION 3.7 Performance of Other Agreements. Borrower shall observe and perform each and every term, covenant and provision to be observed or performed by Borrower pursuant to the Loan Agreement, any other Loan Document and any other agreement or recorded instrument affecting or pertaining to the Property and any amendments, modifications or changes thereto.

SECTION 3.8 Change of Name, Identity or Structure. Borrower shall not change Borrower's name, identity (including its trade name or names), corporate, partnership or other structure, jurisdiction of formation or organization or Borrower's organizational identification number without notifying Lender of such change in writing at least thirty (30) days prior to the effective date of such change and, in the case of a change in Borrower's structure or Borrower's jurisdiction of formation or organization, without first obtaining the prior written consent of Lender, except as otherwise permitted pursuant to Section 5.2.10 of the Loan Agreement. Borrower shall authorize and deliver to Lender, prior to or contemporaneously with the effective date of any such change, any financing statement or financing statement change required by Lender to establish or maintain the validity, perfection and priority of the security interest granted herein. At the request of Lender, Borrower shall execute a certificate in form satisfactory to Lender listing the trade names under which Borrower intends to operate the Property, and representing and warranting that Borrower does business under no other trade name with respect to the Property.

SECTION 3.9 Title. Borrower has good, marketable and insurable fee simple title to the real property comprising part of the Property and good title to the balance of such Property, free and clear of all Liens whatsoever except the Permitted Encumbrances, such other Liens as are permitted pursuant to the Loan Documents and the Liens created by the Loan Documents. The Permitted Encumbrances in the aggregate do not materially and adversely affect the value, operation or use of the Property or Borrower's ability to repay the Loan. This Security Instrument, when properly recorded in the appropriate records, together with any Uniform Commercial Code financing statements required to be filed in connection therewith, will create (a) a valid, perfected first priority Lien on the Property, subject only to Permitted Encumbrances and the Liens created by the Loan Documents and (b) perfected security interests in and to, and perfected collateral assignments of, all personalty owned by Borrower (including the Leases), all in accordance with the terms thereof, in each case subject only to any applicable Permitted Encumbrances, such other Liens as are permitted pursuant to the Loan Documents and the Liens created by the Loan Documents. There are no claims for payment for work, labor or materials affecting the Property which are past due and are or may be reasonably expected to become a Lien prior to, or of equal priority with, the Liens created by the Loan Documents unless such claims for payments are being contested in accordance with the terms and conditions of this Security Instrument.

ARTICLE 4
OBLIGATIONS AND RELIANCES

SECTION 4.1 Relationship of Borrower and Lender. The relationship between Borrower and Lender is solely that of debtor and creditor, and Lender has no fiduciary or other special relationship with Borrower, and no term or condition of the Loan Agreement, the Note, this Security Instrument and the other Loan Documents shall be construed so as to deem the relationship between Borrower and Lender to be other than that of debtor and creditor.

SECTION 4.2 No Reliance on Lender. The general partners, managers, members, principals and (if Borrower is a trust) beneficial owners of Borrower are experienced in the ownership and operation of properties similar to the Property, and Borrower and Lender are relying solely upon such expertise and business plan in connection with the ownership and operation of the Property. Borrower is not relying on Lender's expertise, business acumen or advice in connection with the Property.

SECTION 4.3 <u>No Lender Obligations</u>.

(a)   Notwithstanding the provisions of Subsections 1.1(h) and (n) or Section 1.2 hereof, Lender is not undertaking the performance of (i) any obligations under the Leases; or (ii) any obligations with respect to such agreements, contracts, certificates, instruments, franchises, permits, trademarks, licenses and other documents.

(b)   By accepting or approving anything required to be observed, performed or fulfilled or to be given to Lender pursuant to this Security Instrument, the Loan Agreement, the Note or the other Loan Documents, including, without limitation, any Officer's Certificate, balance sheet, statement of profit and loss or other financial statement, survey, appraisal, or Policy, Lender shall not be deemed to have warranted, consented to, or affirmed the sufficiency, the legality or effectiveness of same, and such acceptance or approval thereof shall not constitute any warranty or affirmation with respect thereto by Lender.

SECTION 4.4 <u>Reliance</u>. Borrower recognizes and acknowledges that in accepting the Loan Agreement, the Note, this Security Instrument and the other Loan Documents, Lender is expressly and primarily relying on the truth and accuracy of the warranties and representations set forth in Section 4.1 of the Loan Agreement without any obligation to investigate the Property and notwithstanding any investigation of the Property by Lender; that such reliance existed on the part of Lender prior to the date hereof, that the warranties and representations are a material inducement to Lender in making the Loan; and that Lender would not be willing to make the Loan and accept this Security Instrument in the absence of the warranties and representations as set forth in Section 4.1 of the Loan Agreement.

ARTICLE 5
FURTHER ASSURANCES

SECTION 5.1 <u>Recording of Security Instrument, etc</u>. Borrower forthwith upon the execution and delivery of this Security Instrument and thereafter, from time to time, will cause this Security Instrument and any of the other Loan Documents creating a Lien or security interest or evidencing the Lien hereof upon the Property and each instrument of further assurance to be filed, registered or recorded in such manner and in such places as may be required by any present or future law in order to publish notice of and fully to protect and perfect the Lien or security interest hereof upon, and the interest of Lender in, the Property. Borrower will pay all taxes, document stamps, filing, registration or recording fees, and all expenses incident to the preparation, execution, acknowledgment and/or recording of the Note, this Security Instrument, the other Loan Documents, any note, deed of trust or mortgage supplemental hereto, any security instrument with respect to the Property and any instrument of further assurance, and any modification or amendment of the foregoing documents, and all federal, state, county and municipal taxes, duties, imposts, assessments and charges arising out of or in connection with the execution and delivery of this Security Instrument, any deed of trust or mortgage supplemental hereto, any security instrument with respect to the Property or any instrument of further assurance, and any modification or amendment of the foregoing documents, except where prohibited by law so to do.

SECTION 5.2 Further Acts, etc. Borrower will, at the cost of Borrower, and without expense to Lender, do, execute, acknowledge and deliver all further acts, deeds, conveyances, deeds of trust, mortgages, deeds to secure debt, assignments, notices of assignments, transfers and assurances as Lender shall, from time to time, reasonably require, for the better assuring, conveying, assigning, transferring, and confirming unto Lender the property and rights hereby mortgaged, deeded, granted, bargained, sold, conveyed, confirmed, pledged, assigned, warranted and transferred or intended now or hereafter so to be, or which Borrower may be or may hereafter become bound to convey or assign to Lender, or for carrying out the intention or facilitating the performance of the terms of this Security Instrument or for filing, registering or recording this Security Instrument, or for complying with all Legal Requirements. Borrower, on demand, will authorize and deliver, and in the event it shall fail to so authorize and deliver, hereby authorizes Lender and Trustee to file one or more financing statements to evidence more effectively the security interest of Lender in the Property. Borrower grants to Lender and Trustee an irrevocable power of attorney coupled with an interest for the purpose of exercising and perfecting any and all rights and remedies available to Lender at law and in equity, including without limitation, such rights and remedies available to Lender pursuant to this Section 5.2.

SECTION 5.3 Changes in Tax, Debt, Credit and Documentary Stamp Laws.

(a)   If any law is enacted or adopted or amended after the date of this Security Instrument which deducts the Debt from the value of the Property for the purpose of taxation or which imposes a tax, either directly or indirectly, on the Debt or Lender's interest in the Property, Borrower will pay the tax, with interest and penalties thereon, if any. If Lender is advised by counsel chosen by it that the payment of tax by Borrower would be unlawful or taxable to Lender or unenforceable or provide the basis for a defense of usury then Lender shall have the option by written notice of not less than one hundred twenty (120) days to declare the Debt immediately due and payable.

(b)   Borrower will not claim or demand or be entitled to any credit or credits on account of the Debt for any part of the Taxes or Other Charges assessed against the Property, or any part thereof, and no deduction shall otherwise be made or claimed from the assessed value of the Property, or any part thereof, for real estate tax purposes by reason of this Security Instrument or the Debt. If such claim, credit or deduction shall be required by law, Lender shall have the option, by written notice of not less than one hundred twenty (120) days, to declare the Debt immediately due and payable.

(c)   If at any time the United States of America, any State thereof or any subdivision of any such State shall require revenue or other stamps to be affixed to the Note, this Security Instrument, or any of the other Loan Documents or impose any other tax or charge on the same, Borrower will pay for the same, with interest and penalties thereon, if any.

SECTION 5.4 Severing of Mortgage. This Security Instrument and the Note shall, at any time until the same shall be fully paid and satisfied, at the sole election of Lender, be severed into two or more notes and two or more security instruments in such denominations as Lender shall determine in its sole discretion, each of which shall cover all or a portion of the Property to be more particularly described therein. To that end, Borrower, upon written request of Lender, shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered by the then owner of the Property, to Lender and/or its designee or designees, substitute notes and security instruments in such principal amounts, aggregating not more than the then unpaid principal amount of this Security Instrument, and containing terms, provisions and clauses similar to those contained herein and in the Note, and such other documents and instruments as may be required by Lender.

SECTION 5.5 Replacement Documents. Upon receipt of an affidavit of an officer of Lender as to the loss, theft, destruction or mutilation of the Note or any other Loan Document which is not of public record, and, in the case of any such mutilation, upon surrender and cancellation of such Note or other Loan Document, Borrower will issue, in lieu thereof, a replacement Note or other Loan Document, dated the date of such lost, stolen, destroyed or mutilated Note or other Loan Document in the same principal amount thereof and otherwise of like tenor.

ARTICLE 6
DUE ON SALE/ENCUMBRANCE

SECTION 6.1 Lender Reliance. Borrower acknowledges that Lender has examined and relied on the experience of Borrower and its general partners, managers, members, principals and (if Borrower is a trust) beneficial owners in owning and operating properties such as the Property in agreeing to make the Loan, and will continue to rely on Borrower's ownership of the Property as a means of maintaining the value of the Property as security for repayment of the Debt and the performance of the Other Obligations. Borrower acknowledges that Lender has a valid interest in maintaining the value of the Property so as to ensure that, should Borrower default in the repayment of the Debt or the performance of the Other Obligations, Lender can recover the Debt by a sale of the Property.

SECTION 6.2 No Sale/Encumbrance. Neither Borrower nor any Restricted Party shall Transfer the Property or any part thereof or any interest therein or permit or suffer the Property or any part thereof or any interest therein to be Transferred other than as expressly permitted pursuant to the terms of the Loan Agreement.

ARTICLE 7
RIGHTS AND REMEDIES UPON DEFAULT

SECTION 7.1 Remedies. Upon the occurrence and during the continuance of any Event of Default, Borrower agrees that Lender or Trustee may take such action, without notice or demand, as it deems advisable to protect and enforce its rights against Borrower and in and to the Property, including, but not limited to, the following actions, each of which may be pursued concurrently or otherwise, at such time and in such order as Lender may determine, in its sole discretion, without impairing or otherwise affecting the other rights and remedies of Lender:

(a)   declare the entire unpaid Debt to be immediately due and payable;

(b)   institute proceedings, judicial or otherwise, for the complete foreclosure of this Security Instrument under any applicable provision of law, in which case the Property or any interest therein may be sold for cash or upon credit in one or more parcels or in several interests or portions and in any order or manner;

(c)   with or without entry, to the extent permitted and pursuant to the procedures provided by applicable law, institute proceedings for the partial foreclosure of this Security Instrument for the portion of the Debt then due and payable, subject to the continuing Lien and security interest of this Security Instrument for the balance of the Debt not then due, unimpaired and without loss of priority;

(d)   sell for cash or upon credit the Property or any part thereof and all estate, claim, demand, right, title and interest of Borrower therein and rights of redemption thereof, pursuant to power of sale or otherwise, at one or more sales, as an entirety or in parcels, at such time and place, upon such terms and after such notice thereof as may be required or permitted by law;

(e)   institute an action, suit or proceeding in equity for the specific performance of any covenant, condition or agreement contained herein, in the Note, the Loan Agreement or in the other Loan Documents;

(f)   recover judgment on the Note either before, during or after any proceedings for the enforcement of this Security Instrument or the other Loan Documents;

(g)   apply for the appointment of a receiver, trustee, liquidator or conservator of the Property, without notice and without regard for the adequacy of the security for the Debt and without regard for the solvency of Borrower, any guarantor, indemnitor with respect to the Loan or of any Person liable for the payment of the Debt;

(h)   the license granted to Borrower under Section 1.2 hereof shall automatically be revoked and Lender may enter into or upon the Property, either personally or by its agents, nominees or attorneys and dispossess Borrower and its agents and servants therefrom, without liability for trespass, damages or otherwise and exclude Borrower and its agents or servants wholly therefrom, and take possession of all books, records and accounts relating thereto and Borrower agrees to surrender possession of the Property and of such books, records and accounts to Lender upon demand, and thereupon Lender may (i) use, operate, manage, control, insure, maintain, repair, restore and otherwise deal with all and every part of the Property and conduct the business thereat; (ii) complete any construction on the Property in such manner and form as Lender deems advisable; (iii) make alterations, additions, renewals, replacements and improvements to or on the Property; (iv) exercise all rights and powers of Borrower with respect to the Property, whether in the name of Borrower or otherwise, including, without limitation, the right to make, cancel, enforce or modify Leases, obtain and evict tenants, and demand, sue for, collect and receive all Rents; (v) require Borrower to pay monthly in advance to Lender, or any receiver appointed to collect the Rents, the fair and reasonable rental value for the use and occupation of such part of the Property as may be occupied by Borrower; (vi) require Borrower to vacate and surrender possession of the Property to Lender or to such receiver and, in default thereof, Borrower may be evicted by summary proceedings or otherwise; and (vii) apply the receipts from the Property to the payment of the Debt, in such order, priority and proportions as Lender shall deem appropriate in its sole discretion after deducting therefrom all expenses (including reasonable attorneys' fees) incurred in connection with the aforesaid operations and all amounts necessary to pay the Taxes, Other Charges, Insurance Premiums and other expenses in connection with the Property, as well as just and reasonable compensation for the services of Lender, its counsel, agents and employees;

(i)   exercise any and all rights and remedies granted to a secured party upon default under the Uniform Commercial Code, including, without limiting the generality of the foregoing: (i) the right to take possession of the Fixtures, the Equipment, the Personal Property or any part thereof, and to take such other measures as Lender may deem necessary for the care, protection and preservation of the Fixtures, the Equipment, the Personal Property, and (ii) request Borrower at its expense to assemble the Fixtures, the Equipment, the Personal Property and make it available to Lender or Trustee at a convenient place acceptable to Lender. Any notice of sale, disposition or other intended action by Lender or Trustee with respect to the Fixtures, the Equipment, the Personal Property sent to Borrower in accordance with the provisions hereof at least five (5) days prior to such action, shall constitute commercially reasonable notice to Borrower;

(j)   apply any sums then deposited or held in escrow or otherwise by or on behalf of Lender in accordance with the terms of the Loan Agreement, this Security Instrument or any other Loan Document to the payment of the following items in any order in its sole discretion:

(i)   Taxes and Other Charges;

(ii)   Insurance Premiums;

(iii)   Interest on the unpaid principal balance of the Note;

(iv)   Amortization of the unpaid principal balance of the Note; or

(v)   All other sums payable pursuant to the Note, the Loan Agreement, this Security Instrument and the other Loan Documents, including, without limitation, advances made by Lender pursuant to the terms of this Security Instrument;

(k)   pursue such other remedies as Lender may have under applicable law; or

(l)   apply the undisbursed balance of any Net Proceeds Deficiency deposit, together with interest thereon, to the payment of the Debt in such order, priority and proportions as Lender shall deem to be appropriate in its discretion.

In the event of a sale, by foreclosure, power of sale or otherwise, of less than all of Property, this Security Instrument shall continue as a lien and security interest on the remaining portion of the Property unimpaired and without loss of priority.

SECTION 7.2 Application of Proceeds. The purchase money, proceeds and avails of any disposition of the Property, and or any part thereof, or any other sums collected by Lender pursuant to the Note, this Security Instrument or the other Loan Documents, may be applied by Lender to the payment of the Debt in such priority and proportions as Lender in its discretion shall deem proper.

SECTION 7.3 Right to Cure Defaults. Upon the occurrence and during the continuance of any Event of Default, Lender may, but without any obligation to do so and without notice to or demand on Borrower and without releasing Borrower from any obligation hereunder, make any payment or do any act required of Borrower hereunder in such manner and to such extent as Lender may deem necessary to protect the security hereof. Lender is authorized to enter upon the Property for such purposes, or appear in, defend, or bring any action or proceeding to protect its interest in the Property or to foreclose this Security Instrument or collect the Debt, and the cost and expense thereof (including reasonable attorneys' fees to the extent permitted by law), with interest as provided in this Section 7.3, shall constitute a portion of the Debt and shall be due and payable to Lender upon demand. All such costs and expenses incurred by Lender in remedying such Event of Default or such failed payment or act or in appearing in, defending, or bringing any such action or proceeding shall bear interest at the Default Rate, for the period after notice from Lender that such cost or expense was incurred to the date of payment to Lender. All such costs and expenses incurred by Lender together with interest thereon calculated at the Default Rate shall be deemed to constitute a portion of the Debt and be secured by this Security Instrument and the other Loan Documents and shall be immediately due and payable upon demand by Lender therefor.

SECTION 7.4 Actions and Proceedings. Lender and Trustee, or either of them, has the right to appear in and defend any action or proceeding brought with respect to the Property and to bring any action or proceeding, in the name and on behalf of Borrower, which Lender, in its discretion, decides should be brought to protect its interest in the Property.

SECTION 7.5 Recovery of Sums Required To Be Paid. Lender shall have the right from time to time to take action to recover any sum or sums which constitute a part of the Debt as the same become due, without regard to whether or not the balance of the Debt shall be due, and without prejudice to the right of Lender thereafter to bring an action of foreclosure, or any other action, for a default or defaults by Borrower existing at the time such earlier action was commenced.

SECTION 7.6 Examination of Books and Records. At reasonable times and upon reasonable notice, Lender, its agents, accountants and attorneys shall have the right to examine the records, books, management and other papers of Borrower which reflect upon their financial condition, at the Property or at any office regularly maintained by Borrower where the books and records are located. Lender and its agents shall have the right to make copies and extracts from the foregoing records and other papers. In addition, at reasonable times and upon reasonable notice, Lender, its agents, accountants and attorneys shall have the right to examine and audit the books and records of Borrower pertaining to the income, expenses and operation of the Property during reasonable business hours at any office of Borrower where the books and records are located. This Section 7.6 shall apply throughout the term of the Note and without regard to whether an Event of Default has occurred or is continuing.

SECTION 7.7 Other Rights, etc. (a) The failure of Lender to insist upon strict performance of any term hereof shall not be deemed to be a waiver of any term of this Security Instrument. Borrower shall not be relieved of Borrower's obligations hereunder by reason of (i) the failure of Lender to comply with any request of Borrower or any guarantor or indemnitor with respect to the Loan to take any action to foreclose this Security Instrument or otherwise enforce any of the provisions hereof or of the Note or the other Loan Documents, (ii) the release, regardless of consideration, of the whole or any part of the Property, or of any person liable for the Debt or any portion thereof, or (iii) any agreement or stipulation by Lender extending the time of payment or otherwise modifying or supplementing the terms of the Note, this Security Instrument or the other Loan Documents.

(a)   It is agreed that the risk of loss or damage to the Property is on Borrower, and Lender shall have no liability whatsoever for decline in value of the Property, for failure to maintain the Policies, or for failure to determine whether insurance in force is adequate as to the amount of risks insured. Possession by Lender shall not be deemed an election of judicial relief if any such possession is requested or obtained with respect to any Property or collateral not in Lender's possession.

(b)   Lender may resort for the payment of the Debt to any other security held by Lender in such order and manner as Lender, in its discretion, may elect. Lender may take action to recover the Debt, or any portion thereof, or to enforce any covenant hereof without prejudice to the right of Lender thereafter to foreclose this Security Instrument. The rights of Lender under this Security Instrument shall be separate, distinct and cumulative and none shall be given effect to the exclusion of the others. No act of Lender shall be construed as an election to proceed under any one provision herein to the exclusion of any other provision. Lender shall not be limited exclusively to the rights and remedies herein stated but shall be entitled to every right and remedy now or hereafter afforded at law or in equity.

SECTION 7.8 <u>Right to Release Any Portion of the Property</u>. Lender, or Trustee upon written instructions from Lender, may release any portion of the Property for such consideration as Lender may require without, as to the remainder of the Property, in any way impairing or affecting the lien or priority of this Security Instrument, or improving the position of any subordinate lienholder with respect thereto, except to the extent that the obligations hereunder shall have been reduced by the actual monetary consideration, if any, received by Lender for such release, and may accept by assignment, pledge or otherwise any other property in place thereof as Lender may require without being accountable for so doing to any other lienholder. This Security Instrument shall continue as a lien and security interest in the remaining portion of the Property.

SECTION 7.9 <u>Violation of Laws</u>. If the Property is not in material compliance with Legal Requirements, Lender may impose additional requirements upon Borrower in connection herewith including, without limitation, monetary reserves or financial equivalents.

SECTION 7.10 <u>Recourse and Choice of Remedies</u>. Notwithstanding any other provision of this Security Instrument or the Loan Agreement, including, without limitation, Section 9.4 of the Loan Agreement, Lender and other Indemnified Parties (as hereinafter defined) are entitled to enforce the obligations of Borrower, any guarantor and indemnitor contained in Sections 8.2, 8.3 and 8.4 herein without first resorting to or exhausting any security or collateral and without first having recourse to the Note or any of the Property, through foreclosure or acceptance of a deed in lieu of foreclosure or otherwise, and in the event Lender commences a foreclosure action against the Property, Lender is entitled to pursue a deficiency judgment with respect to such obligations against Borrower and, to the extent permitted by the Loan Agreement and the other

Loan Documents, any guarantor or indemnitor with respect to the Loan. The provisions of Sections 8.2, 8.3 and 8.4 herein are recourse and Borrower and any guarantor or indemnitor with respect to the Loan are fully and personally liable for the obligations pursuant to Sections 8.2, 8.3 and 8.4 herein to the extent provided in the Loan Agreement and the Guaranties, and under the laws of the State of California. The liability of Borrower with respect to the Loan pursuant to Sections 8.2, 8.3 and 8.4 herein is not limited to the original principal amount of the Note, to the extent provided in the Loan Agreement and under the laws of the State of California. Notwithstanding the foregoing, nothing herein shall inhibit or prevent Lender from foreclosing or exercising any other rights and remedies pursuant to the Loan Agreement, the Note, this Security Instrument and the other Loan Documents, whether simultaneously with foreclosure proceedings or in any other sequence. A separate action or actions may be brought and prosecuted against Borrower pursuant to Sections 8.2, 8.3 and 8.4 herein whether or not action is brought against any other Person or whether or not any other Person is joined in the action or actions.

       SECTION 7.11 <u>Right of Entry</u>. Upon reasonable notice to Borrower, Lender and its agents (including Trustee) shall have the right to enter and inspect the Property at all reasonable times.


ARTICLE 8
INDEMNIFICATION

       SECTION 8.1 <u>General Indemnification</u>. Borrower shall, at its sole cost and expense, protect, defend, indemnify, release and hold harmless the Indemnified Parties from and against any and all claims, suits, liabilities (including, without limitation, strict liabilities), actions, proceedings, obligations, debts, damages, losses, costs, expenses, diminutions in value, fines, penalties, charges, fees, expenses, judgments, awards, amounts paid in settlement, punitive damages, foreseeable and unforeseeable consequential damages, of whatever kind or nature (including, but not limited, to reasonable attorneys' fees and other costs of defense) (collectively, the "Losses") imposed upon or incurred by or asserted against any Indemnified Parties and directly or indirectly arising out of or in any way relating to any one or more of the following: (a) ownership of this Security Instrument, the Property or any interest therein or receipt of any Rents; (b) any amendment to the Debt, the Note, the Loan Agreement, this Security Instrument, or any other Loan Documents; (c) any and all lawful action that may be taken by Lender in connection with the enforcement of the provisions of this Security Instrument, the Loan Agreement, the Note or any of the other Loan Documents, whether or not suit is filed in connection with same, or in connection with Borrower, any guarantor or indemnitor and/or any partner, joint venturer or shareholder thereof becoming a party to a voluntary or involuntary federal or state bankruptcy, insolvency or similar proceeding; (d) any accident, injury to, or death of, persons or loss of or damage to property occurring in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (e) any use, nonuse or condition in, on or about the Property or any part thereof or on the adjoining sidewalks, curbs, adjacent property or adjacent parking areas, streets or ways; (f) any failure on the part of Borrower to perform or be in compliance with any of the terms of this Security Instrument, the Note, the Loan Agreement or any of the other Loan Documents; (g) performance of any labor or services or the furnishing of any materials or other property in respect of the Property or any part thereof; (h) the failure of any person to file timely with the

17

Internal Revenue Service an accurate Form 1099-B, Statement for Recipients of Proceeds from Real Estate, Broker and Barter Exchange Transactions, which may be required in connection with this Security Instrument, or to supply a copy thereof in a timely fashion to the recipient of the proceeds of the transaction in connection with which this Security Instrument is made; (i) any failure of the Property to be in compliance with any Legal Requirements; (j) the enforcement by any Indemnified Party of the provisions of this Article 8; (k) any and all claims and demands whatsoever which may be asserted against Lender by reason of any alleged obligations or undertakings on its part to perform or discharge any of the terms, covenants, or agreements contained in any Lease; (l) the payment of any commission, charge or brokerage fee to anyone claiming through Borrower which may be payable in connection with the funding of the Loan; or (m) any misrepresentation made by Borrower in this Security Instrument or any other Loan Document. Any amounts payable to Lender by reason of the application of this Section 8.1 shall become immediately due and payable and shall bear interest at the Applicable Rate from the date loss or damage is sustained by Lender until paid. For purposes of this Article 8, the term "Indemnified Parties" means Lender, Trustee and any Person who is or will have been involved in the origination of the Loan, any Person who is or will have been involved in the servicing of the Loan, any Person in whose name the encumbrance created by this Security Instrument is or will have been recorded, Persons who may hold or acquire or will have held a full or partial interest in the Loan (including, but not limited to, investors or prospective investors in the Securities, as well as custodians, trustees and other fiduciaries who hold or have held a full or partial interest in the Loan for the benefit of third parties) as well as the respective directors, officers, shareholders, partners, employees, agents, servants, representatives, contractors, subcontractors, affiliates, subsidiaries, participants, successors and assigns of any and all of the foregoing (including, but not limited to, any other Person who holds or acquires or will have held a participation or other full or partial interest in the Loan, whether during the term of the Loan or as a part of or following a foreclosure of the Loan and any successors by merger, consolidation or acquisition of all or a substantial portion of Lender's assets and business).

SECTION 8.2 Mortgage and/or Intangible Tax. Borrower shall, at its sole cost and expense, protect, defend, indemnify, release and hold harmless the Indemnified Parties from and against any and all Losses imposed upon or incurred by or asserted against any Indemnified Parties and directly or indirectly arising out of or in any way relating to any tax on the making and/or recording of this Security Instrument, the Note or any of the other Loan Documents, but excluding any income, franchise or other similar taxes.

SECTION 8.3 ERISA Indemnification. Borrower shall, at its sole cost and expense, protect, defend, indemnify, release and hold harmless the Indemnified Parties from and against any and all Losses (including, without limitation, reasonable attorneys' fees and costs incurred in the investigation, defense, and settlement of Losses incurred in correcting any prohibited transaction or in the sale of a prohibited loan, and in obtaining any individual prohibited transaction exemption under ERISA that may be required, in Lender's sole discretion) that Lender may incur, directly or indirectly, as a result of a default under Sections 4.1.9 or 5.2.9 of the Loan Agreement.

SECTION 8.4 Environmental Indemnification. Borrower shall, at its sole cost and expense, protect, defend, indemnify, release and hold harmless the Indemnified Parties from and against any and all Losses imposed upon or incurred by or asserted against any Indemnified

Parties and directly or indirectly arising out of or in any way relating to any one or more of the following: (a) any presence of any Hazardous Substances in, on, above, or under the Property; (b) any past, present or threatened Release of Hazardous Substances in, on, above, under or from the Property; (c) any activity by Borrower, any Person affiliated with Borrower, and/or any tenant or other user of the Property in connection with any actual, proposed or threatened use, treatment, storage, holding, existence, disposition or other Release, generation, production, manufacturing, processing, refining, control, management, abatement, removal, handling, transfer or transportation to or from the Property of any Hazardous Substances at any time located in, under, on or above the Property; (d) any activity by Borrower, any Person affiliated with Borrower, and any tenant or other user of the Property in connection with any actual or proposed Remediation of any Hazardous Substances at any time located in, under, on or above the Property, whether or not such Remediation is voluntary or pursuant to court or administrative order, including, but not limited to, any removal, remedial or corrective action; (e) any past, present or threatened non-compliance or violation of any Environmental Law (or of any permit issued pursuant to any Environmental Law) in connection with the Property or operations thereon, including, but not limited to, any failure by Borrower, any Person affiliated with Borrower, and any tenant or other user of the Property to comply with any order of any Governmental Authority in connection with any Environmental Laws; (f) the imposition, recording or filing of any Environmental Lien (as defined in the Environmental Indemnity) encumbering the Property; (g) any administrative processes or proceedings or judicial proceedings in any way connected with any matter addressed in Section 9.4 of the Loan Agreement; (h) any past, present or threatened injury to, destruction of or loss of natural resources in any way connected with the Property, including, but not limited to, costs to investigate and assess such injury, destruction or loss; (i) any acts of Borrower, any Person affiliated with Borrower, and/or any tenant or other user of the Property in arranging for the disposal or treatment, or arranging with a transporter for transport for the disposal or treatment, of the Hazardous Substances at any facility or incineration vessel containing Hazardous Substances; (j) any acts of Borrower, any Person affiliated with Borrower, and/or any tenant or other user of the Property in accepting any Hazardous Substances for transport to disposal or treatment facilities, incineration vessels or sites from which there is a Release, or a threatened Release of any Hazardous Substance which causes the incurrence of costs for Remediation; (k) any personal injury, wrongful death, or property or other damage arising under any statutory or common law or tort law theory, including, but not limited to, damages assessed for private or public nuisance or for the conducting of an abnormally dangerous activity on or near the Property; and (l) any misrepresentation or inaccuracy in any representation or warranty or material breach or failure to perform any covenants or other obligations pursuant to this Security Instrument, the Loan Agreement or the Environmental Indemnity. For the purposes of this Section 8.4, (i) the term "Losses" includes any losses, damages, costs, fees, expenses, claims, suits, judgments, awards, liabilities (including, but not limited to, strict liabilities), obligations, debts, diminutions in value, fines, penalties, charges, costs of Remediation (whether or not performed voluntarily), amounts paid in settlement, foreseeable and unforeseeable consequential damages, and reasonable litigation costs, attorneys' fees, engineers' fees, environmental consultants' fees, and investigation costs (including, but not limited to, costs for sampling, testing and analysis of soil, water, air, building materials, and other materials and substances whether solid, liquid or gas), of whatever kind or nature, and whether or not incurred in connection with any judicial or administrative proceedings, actions, claims, suits, judgments or

Deed of Trust
Maguire Properties – Irvine MV Campus, LLC

awards, (ii) the term "Release" includes, but is not limited to, any release, deposit, discharge, emission, leaking, leaching, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Substances, (iii) the term "Remediation" includes, but is not limited to, any response, remedial, removal, or corrective action; any activity to clean up, detoxify, decontaminate, contain or otherwise remediate any Hazardous Substance; any actions to prevent, cure or mitigate any Release of any Hazardous Substance; any action to comply with any Environmental Laws or with any permits issued pursuant thereto; any inspection, investigation, study, monitoring, assessment, audit, sampling and testing, laboratory or other analysis, or evaluation relating to any Hazardous Substances or to anything referred to herein and (iv) the term "Hazardous Substances" includes, but is not limited to, any and all substances (whether solid, liquid or gas) defined, listed, or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, or words of similar meaning or regulatory effect under any present or future Environmental Laws or that may have a negative impact on human health or the environment, including, but not limited to, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, toxic mold, radioactive materials, flammables and explosives, but excluding substances of kinds and in amounts ordinarily and customarily used or stored in properties similar to the Property for the purposes of cleaning or other maintenance or operations and otherwise in compliance with all Environmental Laws. The indemnity set forth in this Section 8.4 shall specifically not include any such costs relating to Hazardous Substances which are initially placed on, in or under the Property or any surrounding areas after foreclosure or other taking of title to or actual possession of the Property by any Indemnified Party or its designees.

SECTION 8.5 <u>Duty to Defend; Attorneys' Fees and Other Fees and Expenses</u>. Upon written request by any Indemnified Party, Borrower shall defend such Indemnified Party (if requested by any Indemnified Party, in the name of the Indemnified Party) by attorneys and other professionals approved by the Indemnified Parties. Notwithstanding the foregoing, if the defendants in any such claim or proceeding include both Borrower and any Indemnified Party and Borrower and such Indemnified Party shall have reasonably concluded that there are any legal defenses available to it and/or other Indemnified Parties that are different from or additional to those available to Borrower, such Indemnified Party shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party, provided that no compromise or settlement shall be entered without Borrower's consent, which consent shall not be unreasonably withheld. Upon demand, Borrower shall pay or, in the sole and absolute discretion of the Indemnified Parties, reimburse, the Indemnified Parties for the payment of reasonable fees and disbursements of attorneys, engineers, environmental consultants, laboratories and other professionals in connection therewith.

ARTICLE 9
WAIVERS

SECTION 9.1 <u>Waiver of Counterclaim</u>. To the extent permitted by applicable law, Borrower hereby waives the right to assert a counterclaim, other than a mandatory or compulsory counterclaim, in any action or proceeding brought against it by Lender or Trustee arising out of or in any way connected with this Security Instrument, the Loan Agreement, the Note, any of the other Loan Documents, or the Obligations.

SECTION 9.2 <u>Marshalling and Other Matters</u>. To the extent permitted by applicable law, Borrower hereby waives the benefit of all appraisement, valuation, stay, extension, reinstatement and redemption laws now or hereafter in force and all rights of marshalling in the event of any sale hereunder of the Property or any part thereof or any interest therein. Further, Borrower hereby expressly waives any and all rights of redemption from sale under any order or decree of foreclosure of this Security Instrument on behalf of Borrower, and on behalf of each and every person acquiring any interest in or title to the Property subsequent to the date of this Security Instrument and on behalf of all persons to the extent permitted by applicable law.

SECTION 9.3 <u>Waiver of Notice</u>. To the extent permitted by applicable law, Borrower shall not be entitled to any notices of any nature whatsoever from Lender or Trustee except with respect to matters for which this Security Instrument specifically and expressly provides for the giving of notice by Lender or Trustee to Borrower and except with respect to matters for which Lender is required by applicable law to give notice, and Borrower hereby expressly waives the right to receive any notice from Lender or Trustee with respect to any matter for which this Security Instrument does not specifically and expressly provide for the giving of notice by Lender or Trustee to Borrower.

SECTION 9.4 <u>Waiver of Statute of Limitations</u>. To the extent permitted by applicable law, Borrower hereby expressly waives and releases to the fullest extent permitted by law, the pleading of any statute of limitations as a defense to payment of the Debt or performance of its Other Obligations.

SECTION 9.5 <u>Survival</u>. The indemnifications made pursuant to Sections 8.3 and 8.4 herein shall continue indefinitely in full force and effect and shall survive and shall in no way be impaired by any of the following: any satisfaction or other termination of this Security Instrument, any assignment or other transfer of all or any portion of this Security Instrument or Lender's interest in the Property (but, in such case, shall benefit both Indemnified Parties and any assignee or transferee), any exercise of Lender's rights and remedies pursuant hereto including, but not limited to, foreclosure or acceptance of a deed in lieu of foreclosure, any exercise of any rights and remedies pursuant to the Loan Agreement, the Note or any of the other Loan Documents, any transfer of all or any portion of the Property (whether by Borrower or by Lender following foreclosure or acceptance of a deed in lieu of foreclosure or at any other time), any amendment to this Security Instrument, the Loan Agreement, the Note or the other Loan Documents, and any act or omission that might otherwise be construed as a release or discharge of Borrower from the obligations pursuant hereto.

ARTICLE 10
EXCULPATION

The provisions of Section 9.4 of the Loan Agreement are hereby incorporated by reference into this Security Instrument to the same extent and with the same force as if fully set forth herein.

Deed of Trust
Maguire Properties – Irvine MV Campus, LLC

ARTICLE 11
NOTICES

All notices or other written communications hereunder shall be delivered in accordance with Section 10.6 of the Loan Agreement.

ARTICLE 12
APPLICABLE LAW

SECTION 12.1 Governing Law. This security instrument shall be governed in accordance with the terms and provisions of Section 10.3 of the Loan Agreement.

SECTION 12.2 Usury Laws. Notwithstanding anything to the contrary, (a) all agreements and communications between Borrower and Lender are hereby and shall automatically be limited so that, after taking into account all amounts deemed interest, the interest contracted for, charged or received by Lender shall never exceed the Maximum Legal Rate or amount, (b) in calculating whether any interest exceeds the Maximum Legal Rate, all such interest shall be amortized, prorated, allocated and spread over the full amount and term of all principal indebtedness of Borrower to Lender, and (c) if through any contingency or event, Lender receives or is deemed to receive interest in excess of the Maximum Legal Rate, any such excess shall be deemed to have been applied toward payment of the principal of any and all then outstanding indebtedness of Borrower to Lender, or if there is no such indebtedness, shall immediately be returned to Borrower.

SECTION 12.3 Provisions Subject to Applicable Law. All rights, powers and remedies provided in this Security Instrument may be exercised only to the extent that the exercise thereof does not violate any applicable provisions of law and are intended to be limited to the extent necessary so that they will not render this Security Instrument invalid, unenforceable or not entitled to be recorded, registered or filed under the provisions of any applicable law. If any term of this Security Instrument or any application thereof shall be invalid or unenforceable, the remainder of this Security Instrument and any other application of the term shall not be affected thereby.

ARTICLE 13
DEFINITIONS

All capitalized terms not defined herein shall have the respective meanings set forth in the Loan Agreement. Unless the context clearly indicates a contrary intent or unless otherwise specifically provided herein, words used in this Security Instrument may be used interchangeably in singular or plural form and the word "Borrower" shall mean "each Borrower and any subsequent owner or owners of the Property or any part thereof or any interest therein," the word "Lender" shall mean "Lender and any subsequent holder of the Note," the word "Note" shall mean "the Note and any other evidence of indebtedness secured by this Security Instrument," the word "Property" shall include any portion of the Property and any interest therein, and the phrases "attorneys' fees", "legal fees" and "counsel fees" shall include any and all attorneys', paralegal and law clerk fees and disbursements, including, but not limited to, fees and disbursements at the pre-trial, trial and appellate levels incurred or paid by Lender in protecting its interest in the Property, the Leases and the Rents and enforcing its rights hereunder.


ARTICLE 14
MISCELLANEOUS PROVISIONS

SECTION 14.1 <u>No Oral Change</u>. This Security Instrument, and any provisions hereof, may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of Borrower or Lender, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought.

SECTION 14.2 <u>Successors and Assigns</u>. This Security Instrument shall be binding upon and inure to the benefit of Borrower, Lender and Trustee and their respective successors and assigns forever.

SECTION 14.3 <u>Inapplicable Provisions</u>. If any term, covenant or condition of the Loan Agreement, the Note or this Security Instrument is held to be invalid, illegal or unenforceable in any respect, the Loan Agreement, the Note and this Security Instrument shall be construed without such provision.

SECTION 14.4 <u>Headings, etc</u>. The headings and captions of various Sections of this Security Instrument are for convenience of reference only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

SECTION 14.5 <u>Number and Gender</u>. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice versa.

SECTION 14.6 <u>Subrogation</u>. If any or all of the proceeds of the Note have been used to extinguish, extend or renew any indebtedness heretofore existing against the Property, then, to the extent of the funds so used, Lender shall be subrogated to all of the rights, claims, liens, titles, and interests existing against the Property heretofore held by, or in favor of, the holder of such indebtedness and such former rights, claims, liens, titles, and interests, if any, are not waived but rather are continued in full force and effect in favor of Lender and are merged with the lien and security interest created herein as cumulative security for the repayment of the Debt, the performance and discharge of Borrower's obligations hereunder, under the Loan Agreement, the Note and the other Loan Documents and the performance and discharge of the Other Obligations.

SECTION 14.7 <u>Entire Agreement</u>. The Note, the Loan Agreement, this Security Instrument and the other Loan Documents constitute the entire understanding and agreement between Borrower and Lender with respect to the transactions arising in connection with the Debt and supersede all prior written or oral understandings and agreements between Borrower and Lender with respect thereto. Borrower hereby acknowledges that, except as incorporated in writing in the Note, the Loan Agreement, this Security Instrument and the other Loan Documents, there are not, and were not, and no Persons are or were authorized by Lender to make, any representations, understandings, stipulations, agreements or promises, oral or written, with respect to the transaction which is the subject of the Note, the Loan Agreement, this Security Instrument and the other Loan Documents.

SECTION 14.8 Limitation on Lender's Responsibility. No provision of this Security Instrument shall operate to place any obligation or liability for the control, care, management or repair of the Property upon Lender, nor shall it operate to make Lender responsible or liable for any waste committed on the Property by the tenants or any other Person, or for any dangerous or defective condition of the Property, or for any negligence in the management, upkeep, repair or control of the Property resulting in loss or injury or death to any tenant, licensee, employee or stranger. Nothing herein contained shall be construed as constituting Lender a "mortgagee in possession."

ARTICLE 15
TRUSTEE'S FEES; SUBSTITUTE TRUSTEE; POWER OF SALE

SECTION 15.1 Trustee's Fees. Borrower shall pay all statutory or otherwise reasonable costs, fees and expenses incurred by Trustee and Trustee's agents and counsel in connection with the performance by Trustee of Trustee's duties hereunder and all such costs, fees and expenses shall be secured by this Security Instrument.

SECTION 15.2 Substitute Trustee.   Trustee shall be under no duty to take any action hereunder except as expressly required hereunder or by law, or to perform any act which would involve Trustee in any expense or liability or to institute or defend any suit in respect hereof, unless properly indemnified to Trustee's reasonable satisfaction. Trustee, by acceptance of this Security Instrument, covenants to perform and fulfill the trusts herein created, being liable, however, only for gross negligence or willful misconduct, and hereby waives any statutory fee and agrees to accept reasonable compensation, in lieu thereof, for any services rendered by Trustee in accordance with the terms hereof. In the event of the resignation or death of Trustee, or Trustee's failure, refusal or inability, for any reason, or, at the option of Lender, without cause, Lender may appoint, in writing (but without any other formality or need to record same of public record, to the extent permitted by law), a substitute trustee, who shall thereupon succeed to all the estates, titles, rights, powers and trusts herein granted to and vested in Trustee. Lender may remove Trustee at any time or from time to time and select a successor trustee. In the event of the death, removal, resignation, refusal to act, or inability to act of Trustee, or in its sole discretion for any reason whatsoever, Lender may, without notice and without specifying any reason therefor and without applying to any court, select and appoint a successor trustee, by an instrument recorded wherever this Security Instrument is recorded and all powers, rights, duties and authority of Trustee, as aforesaid, shall thereupon become vested in such successor. Such substitute trustee shall not be required to give bond for the faithful performance of the duties of Trustee hereunder unless required by Lender. The procedure provided for in this paragraph for substitution of Trustee shall be in addition to and not in exclusion of any other provisions for substitution, by law or otherwise.

SECTION 15.3 Power of Sale.

(a)   Upon the occurrence of an Event of Default, Trustee, or the agent or successor of Trustee, at the request of Lender, shall sell or offer for sale the Property in such portions, order and parcels as Lender may determine with or without having first taken possession of same, to the highest bidder for cash at one or more public auctions in accordance with the terms and provisions of the law of the State in which the Property is located. Such sale shall be made at the area within the courthouse of the county in which the Property (or any portion thereof to be sold) is situated (whether the parts or parcels thereof, if any, in different counties are contiguous or not, and without the necessity of having any personal property hereby secured present at such sale) which is designated by the applicable court of such County as the area in which public sales are to take place, or, if no such area is designated, at the area at the courthouse designated in the notice of sale as the area in which the sale will take place, on such day and at such times as permitted under applicable law of the State where the Property is located, after advertising the time, place and terms of sale and that portion of the Property in accordance with such law, and after having served written or printed notice of the proposed sale by certified mail on each Borrower obligated to pay the Note and other secured indebtedness secured by this Security Instrument according to the records of Lender in accordance with applicable law. The affidavit of any person having knowledge of the facts to the effect that such service was completed shall be prima facie evidence of the fact of service.

At any such public sale, Trustee may execute and deliver in the name of Borrower to the purchaser a conveyance of the Property or any part of the Property in fee simple. In the event of any sale under this Security Instrument by virtue of the exercise of the powers herein granted, or pursuant to any order in any judicial proceeding or otherwise, the Property may be sold in its entirety or in separate parcels and in such manner or order as Lender in its sole discretion may elect, and if Lender so elects, Trustee may sell the personal property covered by this Security Instrument at one or more separate sales in any manner permitted by the Uniform Commercial Code of the State in which the Property is located, and one or more exercises of the powers herein granted shall not extinguish or exhaust such powers, until all the Property is sold or the Note and other secured indebtedness is paid in full. If the Note and other secured indebtedness is now or hereafter further secured by any chattel mortgages, pledges, contracts or guaranty, assignments of lease, or other security instruments, Lender at its option may exhaust the remedies granted under any of said security instruments either concurrently or independently, and in such order as Lender may determine.

(b)   Upon any foreclosure sale or sales of all or any portion of the Property under the power herein granted, Lender may bid for and purchase the Property and shall be entitled to apply all or any part of the Debt as a credit to the purchase price.

In the event of a foreclosure or a sale of all or any portion of the Property under the power herein granted, the proceeds of said sale shall be applied, in whatever order Lender in its sole discretion may decide, to the expenses of such sale and of all proceedings in connection therewith (including, without limitation, reasonable attorneys' fees and expenses), to fees and expenses of Trustee (including, without limitation, Trustee's reasonable attorneys' fees and expenses), to insurance premiums, liens, assessments, taxes and charges (including, without limitation, utility charges advanced by Lender), to payment of the outstanding principal balance of the Debt, and to the accrued interest on all of the foregoing; and the remainder, if any, shall be paid to Borrower, or to the person or entity lawfully entitled thereto.

ARTICLE 16
STATE-SPECIFIC PROVISIONS

SECTION 16.1 Principles of Construction. In the event of any inconsistencies between the terms and conditions of this Article 16 and the terms and conditions of this Security Instrument, the terms and conditions of this Article 16 shall control and be binding.

SECTION 16.2 Guaranty Not Secured. Anything to the contrary herein or elsewhere notwithstanding, the obligations of any guarantor under the Guaranty Agreement or under any other separate guaranty accepted by Lender shall not be secured by this Security Instrument, any separate assignment of leases or assignment of rents, or any other lien encumbering the Property; provided however that the Environmental Indemnity shall be so secured, subject to the rights of Lender to proceed on an unsecured basis thereunder pursuant to applicable law.

SECTION 16.3 Fixture Filing. This Security Instrument constitutes a fixture filing in accordance with Section 9502 of the California Uniform Commercial Code effective July 1, 2001, as the same may be amended.

IN WITNESS WHEREOF, this Security Instrument has been executed by Borrower as of the day and year first above written.

BORROWER:

MAGUIRE PROPERTIES-IRVINE MV CAMPUS, LLC,
a Delaware limited liability company

By: /s/ Dallas E. Lucas
   Name: Dallas E. Lucas
    Title: Chief Financial Officer